July 27, 2012
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) File Nos: 811-06463 and 033-446611
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on July 18, 2012, regarding Post-Effective Amendment No. 51 (the “Amendment”) to the AIM International Mutual Funds’ (Invesco International Mutual Funds’) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2012, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective July 30, 2012. The purpose of the Amendment is to register new funds, Invesco Global Opportunities Fund and Invesco Select Companies Fund (each “Fund”). These comments and responses apply to Class A, C, R and Y Shares and Institutional Class Shares of each Fund. For your convenience, since the comments were identical for each fund, we included both Funds in this letter and have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Because the fund uses “Global “in its name, please describe how the fund defines “global”.
     Response: For Invesco Global Opportunities Fund, we have added disclosure to the prospectus that the Fund intends to invest in at least 3 countries and at least 40% of its portfolio ex-U.S. under normal circumstances. For Invesco Global Select Companies Fund, we intend to change the name to Invesco Select Opportunities Fund, which does not have “global” in the name.
2. Comment: In the Section entitled, “Portfolio Turnover”, include the narratives found in Item 3 of Form N-1A.
     Response: We have made this change.
3. Comment: In the Section entitled, “Principal Investment Strategies of the Fund”, consider re-wording the sixth paragraph to provide better clarity.
     Response: We have re-worded the paragraph.

4. Comment: In the Section entitled, “Principal Investment Strategies of the Fund”, pursuant to Item 9(b)(1), Instruction 7, consider adding disclosure that the fund will not engage in active and frequent trading.
     Item 9(b)(1) instruction 7 requires disclosure of whether the Fund may engage in active and frequent trading of portfolio securities, which could be interpreted to mean if the fund does not engage in these activities, no disclosure is required. Further, Item 9(b)(1) instruction 2 states that a negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy and, therefore, not required to be disclosed. Taken together, instructions 2 and 7 argue for not including what would be, in effect, a negative strategy for the fund of engaging in active and frequent trading. If the fund in the future does engage, or intends to engage, in active and frequent trading, the fund will modify its principal investment strategy to make this clear and include a corresponding risk.
5. Comment: In the Section entitled, “Fund Management”, please describe the relevant past experience of the sub-adviser pursuant to Item 10(a)(1)(i) of Form N-1A.
     Response: We have made this change by including the respective sub-adviser’s years of experience as an investment adviser.
6. Comment: In the section entitled “Fund Management,” include a description of any material litigation under “Pending Litigation.”
     Response: Item 10(a)(3) of Form N-1A requires the Registrant to describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party. The Registrant has determined that there are no applicable material pending legal proceedings to include in the prospectus. However, certain non-material pending legal proceedings are described in the Fund’s Statement of Additional Information (“SAI”).
7. Comment: Consider adding the appendices listed in the table of contents in the statement of additional information to the body of the document.
     Response: We understand and appreciate the nature of this comment and will take the comment under advisement for future updates. Note, all of the SAIs across the Invesco fund complex are formatted in the same manner and, therefore, reformatting the Fund’s SAI would impact each of the SAIs in the fund complex.
8. Comment: Consider including “Equity Risk”.
     Response: We have included Market Risk, which identifies the risks of equity securities.
9. Comment: In the description of short sales in the Statement of Additional Information (“SAI”), the disclosure provides that the Fund will only do short sales against the box; however, the disclosure proceeds to describe naked short sales in the ensuing paragraphs. Please clarify whether the Fund will use naked short sales and/or exclude the disclosure concerning naked short sales.
     Response: The disclosure concerning naked short sales has been removed.
10. Comment: In the description of the “Fundamental Restrictions” in the SAI, the last sentence of the first paragraph indicates that violations of percentage restrictions will not be deemed to occur unless the violation is the result of the acquisition or disposition of securities by the fund. Please include language that the foregoing does not apply to the fundamental restriction involving borrowing money or issuing senior securities.
     Response: The language currently includes a parenthetical that provides that it does not apply to borrowing money (i.e., (other than with respect to borrowing)”). We will revise the language within the parenthetical to include issuing senior securities.
11. Comment: In the descriptions of the fundamental and non-fundamental policies, reference is made to the requirements of the 1940 Act. Please expressly state the requirements of the 1940 Act for each instance that it is referenced.
     Response: The Registrant believes the requested changes are addressed in the Non-Fundamental Restrictions section of the SAI, which contains disclosure intended to clarify the Fund’s fundamental restrictions that reference the 1940 Act.
12. Comment: In Appendix C to the (SAI), in the table, please note in the heading that past trusteeships are during the past five years.
     Response: Item 17(2)(a)(1) of Form N-1A requires only that the Registrant provide information on “Other Directorships Held by Director” and no time period is specified. Therefore, information on current directorships held will be provided for each Trustee.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel

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